Exhibit 99.1

Table of contents

As used herein, “AGSA” or the “Company” refer to Ardagh Group S.A., and “we”, “our”, “us”, “Ardagh” and the “Group” refer to AGSA and its consolidated subsidiaries, unless the context requires otherwise.

Ardagh Group S.A.

Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended March 31, 2019			Three months ended March 31, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	2,220	–	2,220	2,224	–	2,224
Cost of sales		(1,869)	(11)	(1,880)	(1,872)	(48)	(1,920)
Gross profit/(loss)		351	(11)	340	352	(48)	304
Sales, general and administration expenses		(116)	(2)	(118)	(118)	(6)	(124)
Intangible amortization		(65)	–	(65)	(67)	–	(67)
Operating profit/(loss)		170	(13)	157	167	(54)	113
Net finance expense	6	(135)	–	(135)	(126)	–	(126)
Profit/(loss) before tax		35	(13)	22	41	(54)	(13)
Income tax (charge)/credit		(12)	3	(9)	(14)	12	(2)
Profit/(loss) for the period		23	(10)	13	27	(42)	(15)

Profit/(loss) attributable to:
Equity holders				13			(15)
Non-controlling interests				–			–
Profit/(loss) for the period				13			(15)

Profit/(loss) per share:
Basic profit/(loss) per share attributable to equity holders	7			$0.06			$(0.06)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended March 31,
		2019	2018
	Note	$'m	$'m

Profit/(loss) for the period		13	(15)

Other comprehensive income/(expense):
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		2	(52)
		2	(52)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		51	(106)
-Movement out of reserve to income statement		(20)	48
-Movement in deferred tax		(3)	6
		28	(52)
(Loss)/gain recognized on cost of hedging:
-New fair value adjustments into reserve		(5)	5
		(5)	5
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	(40)	66
-Deferred tax movement on employee benefit obligations		9	(15)
		(31)	51

Total other comprehensive expense for the period		(6)	(48)

Total comprehensive income/(expense) for the period		7	(63)

Attributable to:
Equity holders		7	(63)
Non-controlling interests		–	–
Total comprehensive income/(expense) for the period		7	(63)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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 ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Audited
		At March 31,	At December 31,
		2019	2018
	Note	$'m	$'m

Non-current assets
Intangible assets	8	3,518	3,601
Property, plant and equipment	8	3,728	3,388
Derivative financial instruments		18	11
Deferred tax assets		274	254
Other non-current assets		24	24
		7,562	7,278
Current assets
Inventories		1,381	1,284
Trade and other receivables		1,200	1,053
Contract asset		193	160
Derivative financial instruments		12	9
Cash and cash equivalents		416	530
		3,202	3,036
TOTAL ASSETS		10,764	10,314
Equity attributable to owners of the parent
Issued capital	9	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		73	45
Retained earnings		(3,452)	(3,355)
		(1,579)	(1,510)
Non-controlling interests		1	1
TOTAL EQUITY		(1,578)	(1,509)
Non-current liabilities
Borrowings	10	7,713	7,729
Lease obligations	10	356	32
Employee benefit obligations		976	957
Derivative financial instruments		80	107
Deferred tax liabilities		538	543
Provisions		36	38
		9,699	9,406
Current liabilities
Borrowings	10	283	114
Lease obligations	10	76	4
Interest payable		105	81
Derivative financial instruments		12	38
Trade and other payables		1,970	1,983
Income tax payable		109	114
Provisions		88	83
		2,643	2,417
TOTAL LIABILITIES		12,342	11,823
TOTAL EQUITY and LIABILITIES		10,764	10,314

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non-
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings (i)	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m

At January 1, 2019	23	1,292	485	86	(72)	31	(3,401)	(1,556)	1	(1,555)
Profit for the period	–	–	–	–	–	–	13	13	–	13
Other comprehensive income/(expense)	–	–	–	2	28	(5)	(31)	(6)	–	(6)
Hedging losses transferred to cost of inventory	–	–	–	–	3	–	–	3	–	3
Dividends paid (Note 13)	–	–	–	–	–	–	(33)	(33)	–	(33)
At March 31, 2019	23	1,292	485	88	(41)	26	(3,452)	(1,579)	1	(1,578)

At January 1, 2018	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Loss for the period	–	–	–	–	–	–	(15)	(15)	–	(15)
Other comprehensive (expense)/income	–	–	–	(52)	(52)	5	51	(48)	–	(48)
Share issuance	–	2	–	–	–	–	–	2	–	2
Dividends paid (Note 13)	–	–	–	–	–	–	(33)	(33)	–	(33)
At March 31, 2018	23	1,292	485	(41)	(100)	23	(3,136)	(1,454)	1	(1,453)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(i)   Retained earnings at January 1, 2019 have been re-presented by $46 million reflecting the impact of the adoption of IFRS 16  ‘Leases’. Please refer to Note 3 for further details in respect of the impact of this recently adopted accounting standard.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended March 31,
		2019	2018
	Note	$m	$'m
Cash flows from operating activities
Cash generated from/(used in) operations	12	90	(6)
Interest paid		(81)	(68)
Income tax paid		(16)	(25)
Net cash used in operating activities		(7)	(99)

Cash flows from investing activities
Purchase of property, plant and equipment		(185)	(163)
Purchase of software and other intangibles		(9)	(5)
Proceeds from disposal of property, plant and equipment		–	2
Net cash used in investing activities		(194)	(166)

Cash flows from financing activities
Repayment of borrowings		(2)	(1)
Proceeds from borrowings		170	–
Dividends paid	13	(33)	(33)
Consideration paid on extinguishment of derivative financial instruments	10	(14)	–
Deferred debt issue costs paid		(2)	(1)
Lease payments		(21)	(1)
Net cash inflow/(outflow) from financing activities		98	(36)

Net decrease in cash and cash equivalents		(103)	(301)

Cash and cash equivalents at beginning of period		530	784
Exchange (losses)/gains on cash and cash equivalents		(11)	10
Cash and cash equivalents at end of period		416	493

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011.

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of innovative, value-added rigid packaging solutions. The Group’s products include metal and glass containers, primarily for food and beverage markets.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in Note 3.

2.     Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the three months ended March 31, 2019 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Group S.A. (the “Board”) on April 25, 2019.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three months ended March 31, 2019 and 2018, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2018 which was prepared in accordance with International Financial Reporting Standards (“IFRS”) and on which the independent auditor’s report was unqualified.

Ardagh Group S.A.

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The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report except for the changes in accounting policies set out below.

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Recently adopted accounting standards and changes in accounting policies

IFRS 16 ‘Leases’

IFRS 16, ‘Leases’ (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’ (“IAS 17”), and later interpretations including IFRIC 4, ‘Determining whether an Arrangement contains a Lease’ (“IFRIC 4”), and has resulted in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position. Under IFRS 16, at the lease commencement date the Group recognizes a lease liability as the present value of expected future lease payments, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs.

The Group adopted IFRS 16 effective January 1, 2019 applying the simplified approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied and the lease liabilities being calculated as the present value of expected future lease payments, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 16 as an adjustment to retained earnings as at the date of initial adoption. Upon adoption, the Group has availed of the practical expedients to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease and has also elected not to apply IFRS 16 to contracts that were not identified before as containing a lease under IAS 17 and IFRIC 4. The Group has made an accounting policy election to combine lease and non-lease components.

The Group has completed its assessment of the impact of and subsequently adopted IFRS 16. This involved the establishment of a cross-functional project team to implement the new standard. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party to and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption. The Group leases various types of assets, with lease terms being negotiated on an individual basis and subject to a wide range of different terms and conditions. Extension options or periods after termination options have been considered by management if it is reasonably certain that the lease is extended or not terminated.

The principal impacts on the consolidated interim financial statement of financial position as at the adoption date of January 1, 2019, were an increase in property, plant and equipment of $290 million due to the recognition of right-of-use assets, and an increase in borrowings, as lease liabilities of $349 million were recognized based on the new treatment. As a result of the aforementioned impacts, deferred tax assets increased by $13 million.

Cash generated from operations for the three months ended March 31, 2019, increased by $19 million due to certain lease expenses no longer being recognized as operating cash outflows following the adoption of IFRS 16, however

Ardagh Group S.A.

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this is offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

In addition to the above impact, the adoption of IFRS 16 also had an impact on the consolidated interim income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated income statement. The application of the new standard decreased both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in underlying Adjusted EBITDA for the three month ended March 31, 2019 of $23 million, of which $21 million are related to such leases recognized as part of the initial adoption of IFRS 16, offset by corresponding increases in depreciation and net finance expense.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized upon adoption of IFRS 16 was 5.4%. The total lease liability recognized at January 1, 2019 reconciles as follows to the total commitments under non-cancellable operating leases disclosed by the Group as of December 31, 2018:

$'m
Total commitments under non-cancellable operating leases as of December 31, 2018	364
Different treatment of extension and termination options and non-lease components	104
Impact from discounting	(119)
Lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019	349
Finance Lease obligations as of December 31, 2018	36
Total Lease liabilities as of January 1, 2019	385

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities as of March 31, 2019 is as follows:

$'m
Not later than one year	100
Later than one year and not later than five years	249
Later than five years	219
568

Please refer to Notes 6, 8 and 10 for further information related to the Group’s leasing activities.

IFRIC 23 – Uncertainty over income tax treatments

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’ (“IFRIC 23”), which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments.

The Group applied IFRIC 23 effective January 1, 2019. The application of this interpretation does not have a material impact on the consolidated financial statements of the Group.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2019 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2019 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements and disclosures is on-going.

Ardagh Group S.A.

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4.     Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended March 31,
	2019	2018
	$'m	$'m
Profit/(loss) for the period	13	(15)
Income tax charge	9	2
Net finance expense	135	126
Depreciation and amortization	193	181
Exceptional operating items	13	54
Adjusted EBITDA	363	348

Segment results for the three months ended March 31, 2019 and 2018 are:

	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Metal Packaging Europe	873	885	141	134
Metal Packaging Americas	539	529	66	63
Glass Packaging Europe	392	397	85	80
Glass Packaging North America	416	413	71	71
Group	2,220	2,224	363	348

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets along our reportable segments.

The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2019:

		North	Rest of the
	Europe	America	World	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	828	3	42	873
Metal Packaging Americas	1	432	106	539
Glass Packaging Europe	378	2	12	392
Glass Packaging North America	–	416	–	416
Group	1,207	853	160	2,220

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The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2018:

		North	Rest of the
	Europe	America	World	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	841	9	35	885
Metal Packaging Americas	–	418	111	529
Glass Packaging Europe	385	4	8	397
Glass Packaging North America	–	411	2	413
Group	1,226	842	156	2,224

5.     Exceptional items

	Three months ended March 31,
	2019	2018
	$'m	$'m
Restructuring costs	8	34
Start-up related costs	1	9
Impairment	2	5
Exceptional items – cost of sales	11	48
Transaction-related costs – acquisition and integration	2	6
Exceptional items – SGA expenses	2	6
Total exceptional items	13	54

Exceptional items of $13 million have been recognized for the period ending March 31, 2019, primarily comprising:

•

$11 million related to the Group’s capacity realignment programs, including restructuring costs ($8 million), property, plant and equipment impairment charges ($2 million) and start-up related costs ($1 million). These costs were incurred in Glass Packaging North America ($8 million) and Metal Packaging Europe ($3 million).

•	$2 million transaction-related costs, primarily comprising costs relating to integration and other transaction-related costs.

Exceptional items of $54 million have been recognized in the period ending March 31, 2018 primarily comprising:

•

$48 million related to the Group’s capacity realignment programs, including restructuring costs ($34 million), start-up related costs ($9 million) and property, plant and equipment charges ($5 million). These costs were incurred in Glass Packaging North America ($33 million), Metal Packaging Americas ($9 million) and Metal Packaging Europe ($6 million).

•	$6 million transaction-related costs, primarily comprised of costs relating to the integration of the Beverage Can Business and other transaction-related costs.

Ardagh Group S.A.

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6.     Net finance expense

	Three months ended March 31,
	2019	2018
	$'m	$'m
Senior Secured and Senior Notes	102	110
Other interest expense	9	3
Interest expense	111	113
Net pension interest costs	5	6
Foreign currency translation losses	10	7
Loss on derivative financial instruments	9	–
Net finance expense	135	126

During the three months ended March 31, 2019, the Group recognized $6 million related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of common shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS computations:

	Three months ended March 31,
	2019	2018
	$'m	$'m
Profit/(loss) attributable to equity holders	13	(15)
Weighted average number of common shares for EPS (millions)	236.3	236.3
Profit/(loss) per share	$0.06	$(0.06)

8.     Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$'m	$'m	$m	$'m	$'m	$'m
Net book value at January 1, 2019 (as reported)	1,970	1,483	102	46	3,601	3,388
Impact of adoption of IFRS 16 on January 1, 2019 (Note 3)	–	–	–	–	–	290
Net book value at January 1, 2019	1,970	1,483	102	46	3,601	3,678
Additions	–	–	4	6	10	206
Charge for the period	–	(56)	(7)	(2)	(65)	(128)
Impairment (Note 5)	–	–	–	–	–	(2)
Exchange	(18)	(9)	(1)	–	(28)	(26)
Net book value at March 31, 2019	1,952	1,418	98	50	3,518	3,728

Ardagh Group S.A.

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As of March 31, 2019, the following right-of-use assets were included within property, plant and equipment:

	Land and buildings	Plant and machinery	Office equipment and vehicles	Total
Net book value	$'m	$'m	$'m	$'m
At March 31, 2019	224	126	15	365

Total additions to the right-of-use assets during the three months ended March 31, 2019 were $66 million.

The Group recognized a  depreciation charge of $128 million in the three months ended March 31, 2019, of which $20 million related to right-of-use assets (Land and buildings: $13 million, Plant and machinery: $5 million, Office equipment and vehicles: $2 million).

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered whether any impairment indicators existed at the reporting date noting there were none, and has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at March 31, 2019.

9.     Issued capital and reserves

Share capital

Issued and fully paid shares:

	Number of shares
	(million)	$'m
At March 31, 2019 and at December 31, 2018:
– Class A common shares (par value €0.01)	18.65	–
– Class B common shares (par value €0.10)	217.70	23
	236.35	23

There were no material share transactions in the three months ended March 31, 2019.

Ardagh Group S.A.

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10.   Financial assets and liabilities

At March 31, 2019 the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	843	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	494	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	524	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,695	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	843	–
Global Asset Based Loan Facility	USD	809	07-Dec-22	Revolving	270	270	539
Lease Obligations	USD/GBP/EUR			Amortizing		432	–
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		13	1
Total borrowings / undrawn facilities						8,479	540
Deferred debt issue costs and bond premium						(51)	–
Net borrowings / undrawn facilities						8,428	540
Cash and cash equivalents						(416)	416
Derivative financial instruments used to hedge foreign currency and interest rate risk						65	–
Net debt / available liquidity						8,077	956

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s total borrowings at March 31, 2019 is $8,617 million (December 31, 2018: $7,714 million).

Ardagh Group S.A.

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At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	–
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	100	100	639
Finance Lease Obligations	USD/GBP/EUR			Amortizing		36	–
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		15	1
Total borrowings/undrawn facilities						7,935	640
Deferred debt issue costs and bond premium						(56)	–
Net borrowings/undrawn facilities						7,879	640
Cash and cash equivalents						(530)	530
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	–
Net debt/available liquidity						7,462	1,170

Financing activity

2019

The Group’s lease obligations of $432 million primarily reflect increases related to $349  million lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019 as well as $66 million of new leases and $21 million of principal repayments in the three month period ended March 31, 2019.

As at March 31, 2019, the Group has $539 million available under the Global Asset Based Loan Facility.

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net liability at March 31, 2019 of $65 million (December 31, 2018: $113 million).

On February 15, 2019 the Group’s $200 million U.S. dollar to euro CCIRS matured. The fair value of these swaps at maturity was $14 million and the cash settlement of these swaps was $14  million. The Group entered into new $200 million U.S. dollar to euro CCIRS on March 1, 2019.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)

Global Asset Based Loan Facility and other borrowings – the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iii)	Leases – the carrying amount of leases is assumed to be a reasonable approximation of fair value.
(iv)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(v)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

11.   Employee benefit obligations

Employee benefit obligations at March 31,  2019 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement loss of $40 million (2018:  gain of $66 million) has been recognized in the consolidated interim statement of comprehensive income for the three months ended March 31,  2019.

12.   Cash generated from operating activities

	Three months ended March 31,
	2019	2018
	$'m	$'m
Profit/(loss) for the period	13	(15)
Income tax charge	9	2
Net finance expense	135	126
Depreciation and amortization	193	181
Exceptional operating items	13	54
Movement in working capital	(262)	(326)
Transaction-related, start-up and other exceptional costs paid	(7)	(23)
Exceptional restructuring paid	(4)	(5)
Cash generated from/(used in) operations	90	(6)

13.   Dividends

	Three months ended March 31,
	2019	2018
	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend for 2019: $0.14 per share (2018: $0.14 per share)	(33)	(33)
	(33)	(33)

On February 8,  2019, the Board declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on March 13, 2019 to shareholders of record on February 27, 2019.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

14.   Related party transactions

There have been no transactions in the three months ended March 31, 2019 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

15.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favor of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. Ardagh disagrees with the jury verdict, both as to liability and quantum of damages, and strongly believes that the case is without merit and accordingly, no provision has been recognized. Ardagh is vigorously appealing the verdict to the Federal Appeals Court. On March 23, 2018, the Company filed its appeal notice and posted a surety bond with the Court. Plaintiffs filed a notice of cross-appeal on April 4, 2018. The appeal proceedings are ongoing. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

16.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and to the seasonal demand pattern of beverage consumption, which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. Investment in working capital for Metal Packaging Europe and Metal Packaging Americas generally follows the seasonal pattern of operations. Investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

17.   Events after the reporting period

On April 25, 2019 the Company declared a dividend of $0.14 per common share payable on May 31, 2019 to shareholders of record on May 17, 2019.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2019 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for both Metal Packaging and Glass Packaging are: (i) global economic trends and end‑consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, tinplate, cullet, sand, soda ash and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass‑through mechanisms under multi‑year contracts, or through renegotiation in the case of short‑term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Packaging and Glass Packaging.

Metal Packaging

Metal Packaging generates its revenue from supplying metal packaging to a wide range of consumer‑driven end‑use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal packaging plants. Demand for our metal containers may be influenced by vegetable and fruit harvests, seafood catches, trends in the consumption of food and beverages, trends in the use of consumer products, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The size and quality of harvests and catches vary from year to year, depending in large part upon the weather in the regions in which we operate. The food can industry is seasonal in nature, with strongest demand during the end of the summer, coinciding with the harvests. Accordingly, Metal Packaging’s volume of containers shipped is typically highest in the second and third quarters and lowest in the first and fourth quarters. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as the period leading up to holidays in December. Accordingly, we generally build inventories in the first quarter in anticipation of the seasonal demands in both our food and beverage businesses.

Metal Packaging generates the majority of its earnings from operations during the second and third quarters. Metal Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal containers and is affected by a number of factors, primarily cost of sales. The elements of Metal Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of tinplate and aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Packaging variable costs have typically constituted approximately 80% and fixed costs approximately 20% of the total cost of sales for our metal packaging business.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Glass Packaging

Glass Packaging generates its revenue principally from selling glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. In the U.S., for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. In response, the Group reduced production capacity in its Glass North America division by over 10%, including the permanent closure of its Milford, Massachusetts, facility in the year ended 2018 and its Lincoln, Illinois facility in 2019.  The Group is pursuing growth opportunities in stronger performing end markets, including food, wines and spirits and has converted production capacity from the mass beer sector to serve these alternative end markets. Investments in advanced inspection equipment and automation have also been undertaken to enhance quality and productivity.

Beverage sales within our Glass Packaging business are seasonal in nature, with strongest demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volumes of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for furnace rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet (crushed recycled glass)), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Results of operations

Three months ended March 31, 2019 compared with three months ended March 31, 2018:

	Unaudited
	(in $ millions)
	Three months ended March 31,
	2019	2018
Revenue	2,220	2,224
Cost of sales	(1,880)	(1,920)
Gross profit	340	304
Sales, general and administration expenses	(118)	(124)
Intangible amortization	(65)	(67)
Operating profit	157	113
Net finance expense	(135)	(126)
Profit/(loss) before tax	22	(13)
Income tax charge	(9)	(2)
Profit/(loss) for the period	13	(15)

Revenue

Revenue in the three months ended March 31, 2019 decreased by $4 million, to $2,220 million, compared with $2,224 million in the three months ended March 31, 2018. The decrease in revenue reflected unfavorable foreign currency translation effects of $81 million, offset by favorable volume/mix effects and the pass through to customers of higher input costs.

Cost of sales

Cost of sales in the three months ended March 31, 2019 decreased by $40 million, or 2%, to $1,880 million, compared with $1,920 million in the three months ended March 31, 2018. The decrease in cost of sales is due mainly to favorable foreign currency translation effects and lower exceptional cost of sales, partly offset by higher input costs. Exceptional cost of sales decreased by $37 million, due mainly to higher restructuring, start-up related and impairment charges in the prior year. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended March 31, 2019 increased by $36 million, or 12%, to $340 million, compared with $304 million in the three months ended March 31, 2018. Gross profit percentage in the three months ended March 31, 2019 increased by 160 basis points to 15.3%, compared with 13.7% in the three months ended March 31, 2018. Excluding exceptional cost of sales, gross profit percentage in the three months ended March 31, 2019 of 15.8% is in line with 15.8% in the three months ended March 31, 2018. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended March 31, 2019 decreased by $6 million, or 5%, to $118 million, compared with $124 million in the three months ended March 31, 2018. Excluding exceptional items, sales, general and administration expenses decreased by $2 million.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Intangible amortization

Intangible amortization charges in the three months ended March 31, 2019 decreased by $2 million, or 3%, to $65 million from $67 million in the three months ended March 31, 2018.

Operating profit

Operating profit in the three months ended March 31, 2019 increased by $44 million, or 39%, to $157 million, compared with $113 million in three months ended March 31, 2018. The increase in operating profit principally reflected higher gross profit and lower sales, general and administration expenses as outlined above.

Net finance expense

Net finance expense for the three months ended March 31, 2019 increased by $9 million, or 7%, to $135 million compared with $126 million for the three months ended March 31, 2018. Net finance expense for the three months ended March 31, 2019 and 2018 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended March 31,
	2019	2018
Interest expense	111	113
Net pension interest costs	5	6
Foreign currency translation losses	10	7
Loss on derivative financial instruments	9	–
Net finance expense	135	126

Interest expense decreased by $2 million to $111 million in the three months ended March 31, 2019 compared with $113 million in the three months ended March 31, 2018. The decrease primarily relates to lower interest expense on the Group’s Senior Notes, partly offset by higher other interest expense relating to the Group’s drawdowns on the Global Asset Based Loan Facility and higher lease interest expense.

Foreign currency translation losses increased by $3 million, from $7 million to $10 million in the three months ending March 31, 2019.

Loss on derivative financial instruments of $9 million in the three months ended March 31, 2019 related to the Group’s CCIRS.

Income tax charge

Income tax charge in the three months ended March 31, 2019 was $9 million, an increase of $7 million from an income tax charge of $2 million in the three months ended March 31, 2018. The increase of $7 million is primarily attributable to a lower exceptional tax credit in the three months ended March 31, 2019 compared with the three months ended March 31, 2018.

The effective income tax rate on profit before exceptional items for the three months ended March 31, 2019 was 34%, in line with the three months ended March 31, 2018.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Profit/(loss) for the period

As a result of the items described above, the profit for the three months ended March 31, 2019 increased by $28 million to $13 million, compared with a loss of $15 million in the three months ended March 31, 2018.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the period before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see Note 4 of the Notes to the Unaudited Consolidated Interim Financial Statements.

Adjusted EBITDA in the three months ended March 31, 2019 increased by $15 million, or 4%, to $363 million, compared with $348 million in the three months ended March 31, 2018.

Exceptional items

The following table provides detail on exceptional items from continuing operations included in cost of sales and sales, general and administration expenses:

	Three months ended March 31,
	2019	2018
	$'m	$'m
Restructuring costs	8	34
Start-up related costs	1	9
Impairment	2	5
Exceptional items – cost of sales	11	48
Transaction-related costs – acquisition and integration	2	6
Exceptional items – SGA expenses	2	6
Total exceptional items	13	54

Exceptional items of $13 million have been recognized for the period ending March 31, 2019, primarily comprising:

•

$11 million related to the Group’s capacity realignment programs, including restructuring costs ($8 million), property, plant and equipment impairment charges ($2 million) and start-up related costs ($1 million). These costs were incurred in Glass Packaging North America ($8 million) and Metal Packaging Europe ($3 million).

•	$2 million transaction-related costs, primarily comprising costs relating to integration and other transaction-related costs.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Exceptional items of $54 million have been recognized in the period ending March 31, 2018 primarily comprising:

•

$48 million related to the Group’s capacity realignment programs, including restructuring costs ($34 million), start-up related costs ($9 million) and property, plant and equipment charges ($5 million). These costs were incurred in Glass Packaging North America ($33 million), Metal Packaging Americas ($9 million) and Metal Packaging Europe ($6 million).

•	$6 million transaction-related costs, primarily comprised of costs relating to the integration of the Beverage Can Business and other transaction-related costs.

 Segment Information

Three months ended March 31, 2019 compared with three months ended March 31, 2018

Segment results for the three months ended March 31, 2019 and 2018 are:

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
Metal Packaging Europe	873	885	141	134
Metal Packaging Americas	539	529	66	63
Glass Packaging Europe	392	397	85	80
Glass Packaging North America	416	413	71	71
Group	2,220	2,224	363	348

Revenue

Metal Packaging Europe. Revenue decreased by $12 million, or 1%, to $873 million in the three months ended March 31, 2019, compared with $885 million in the three months ended March 31, 2018. Excluding unfavorable foreign currency translation effects of $55 million, revenue increased by $43 million principally reflecting favorable volume/mix effects of 5%.

Metal Packaging Americas. Revenue increased by $10 million, or 2%, to $539 million in the three months ended March 31, 2019, compared with $529 million in the three months ended March 31, 2018. Revenue growth principally reflected the pass through of higher input costs.

Glass Packaging Europe. Revenue decreased by $5 million, or 1%, to $392 million in the three months ended March 31, 2019, compared with $397 million in the three months ended March 31, 2018. Excluding unfavorable foreign currency translation effects of $26 million, revenue increased by $21 million principally reflecting the pass through of higher input costs and favorable volume/mix effects of 1%.

Glass Packaging North America. Revenue increased by $3 million, or 1%, to $416 million in the three months ended March 31, 2019, compared with $413 million in the three months ended March 31, 2018. The increase in revenue principally reflected the pass through of higher input costs, partly offset by unfavorable volume/mix effects of 1%.

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA increased by $7 million, or 5%, to $141 million in the three months ended March 31, 2019, compared with $134 million in the three months ended March 31, 2018. The increase in Adjusted EBITDA principally reflected favorable volume/mix effects, the achievement of operating and other cost savings including

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

a one-time pension credit of approximately $15 million and the impact of IFRS 16 of $9 million, partly offset by higher input costs and unfavorable foreign currency translation effects of $9 million.

Metal Packaging Americas. Adjusted EBITDA increased by $3 million, or 5%, to $66 million in the three months ended March 31, 2019, compared with $63 million in the three month period ended March 31, 2018. The increase was driven by the pass through of higher input costs, higher selling prices and the impact of IFRS 16 of $2 million, partly offset by unfavorable volume/mix effects.

Glass Packaging Europe. Adjusted EBITDA increased by $5 million, or 6%, to $85 million in the three months ended March 31, 2019, compared with $80 million in the three months ended March 31, 2018. The increase in Adjusted EBITDA reflected higher selling prices and the impact of IFRS 16 of $4 million, partly offset by higher operating costs and unfavorable foreign currency translation effects of $5 million.

Glass Packaging North America. Adjusted EBITDA of $71 million in the three months ended March 31, 2019, is in line with the three months ended March 31, 2018 due to the pass through increased input costs and the impact of IFRS 16 of $8 million, offset by unfavorable volume/mix effects and higher operating costs.

Liquidity and Capital Resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Global Asset Based Loan Facility.

The following table outlines our principal financing arrangements as at March 31, 2019:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	843	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	494	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	524	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,695	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	843	–
Global Asset Based Loan Facility	USD	809	07-Dec-22	Revolving	270	270	539
Lease Obligations	USD/GBP/EUR			Amortizing		432	–
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		13	1
Total borrowings/undrawn facilities						8,479	540
Deferred debt issue costs and bond premium						(51)	–
Net borrowings/undrawn facilities						8,428	540
Cash and cash equivalents						(416)	416
Derivative financial instruments used to hedge foreign currency and interest rate risk						65	–
Net debt/available liquidity						8,077	956

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending March 31, 2020, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	March 31, 2020
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	USD	809	07-Dec-22	Revolving	270
Lease Obligations	USD/GBP/EUR			Amortizing	100
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing	13
Minimum net repayment					383

The Group believes it has adequate liquidity to satisfy its cash needs for at least the next twelve months. In the three months ended March 31, 2019, the Group reported operating profit of $157 million, cash generated from operations of $90 million and generated Adjusted EBITDA of $363 million.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, the Group believes that its long‑term liquidity needs primarily relate to the servicing of its debt obligations. The Group expects to satisfy its future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance its debt obligations in advance of their respective maturity dates, as it has successfully done in the past.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cash flows

The following table sets forth a summary of our cash flow for the three months ended March 31, 2019 and 2018:

	Unaudited
	(in $ millions)
	Three months ended March 31,
	2019	2018
Operating profit	157	113
Depreciation and amortization	193	181
Exceptional operating items	13	54
Movement in working capital (1)	(262)	(326)
Transaction-related, start-up and other exceptional costs paid	(7)	(23)
Exceptional restructuring paid	(4)	(5)
Cash generated from/(used in) operations	90	(6)
Interest paid	(81)	(68)
Income tax paid	(16)	(25)
Net cash used in operating activities	(7)	(99)

Capital expenditure (2)	(194)	(166)
Net cash used in investing activities	(194)	(166)

Repayment of borrowings	(2)	(1)
Proceeds from borrowings	170	–
Dividends paid	(33)	(33)
Consideration paid on extinguishment of derivative financial instruments	(14)	–
Deferred debt issue costs paid	(2)	(1)
Lease payments	(21)	(1)
Net inflow/(outflow) from financing activities	98	(36)

Net decrease in cash and cash equivalents	(103)	(301)

Cash and cash equivalents at beginning of period	530	784
Exchange (losses)/gains on cash and cash equivalents	(11)	10
Cash and cash equivalents at end of period	416	493

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cash generated from/(used in) operating activities

Cash generated from operating activities in the three months ended March 31, 2019, of $90 million represents an increase of $96 million, compared with $6 million net cash used in operations in the same period in 2018. The increase was primarily due to a decrease of $64 million in working capital outflows, an increase of $44 million in operating profit, a decrease of $16 million in transaction-related, start-up and other exceptional costs paid, an increase in depreciation and amortization of $12 million and a decrease in restructuring costs paid of $1 million, partly offset by a decrease in exceptional operating items of $41 million. Net cash used in operating activities was further impacted by interest paid and tax paid of $81 million and $16 million respectively.

Net cash used in investing activities

Net cash used in investing activities increased by $28 million to $194 million in the three months ended March 31, 2019, compared with $166 million in the same period in 2018 due to increased capital expenditure including spending related to the Group’s short payback projects, and the timing of investments in its initiatives across the operating segments.

Net inflow/(outflow) from financing activities

Net cash from financing activities represented an inflow of $98 million in the three months ended March 31, 2019 compared with a $36 million outflow in the same period in 2018. Proceeds from borrowings of $170 million principally reflect amounts drawn under the Group’s Global Asset Based Loan Facility.

Lease payments of $21 million principally reflect increased principal repayments following the adoption of IFRS 16 effective from January 1, 2019. Deferred debt issue costs paid and repayment of other borrowings in the three months ended March 31, 2019 were $2 million and $2 million respectively.

In the three months ended March 31, 2019 the Group paid dividends to shareholders of $33 million.

Consideration paid on the maturity of derivative financial instruments of $14 million reflects amounts paid in settlement of the Group’s $200 million U.S. dollar to euro CCIRS in February 2019.

 Working capital

For the three months ended March 31, 2019, the working capital outflow during the period decreased by $64 million to $262 million, from an outflow of $326 million for the three months ended March 31, 2018 mainly due to favorable cash flows generated from trade and other receivables, compared with the same period in 2018.

Exceptional operating costs paid

Transaction-related, start-up related and other exceptional costs paid in the three months ended March 31, 2019 decreased by $16 million to $7 million, compared with $23 million in the three months ended March 31, 2018. In the three months ended March 31, 2019 amounts paid of $7 million primarily related to start-up and other transaction-related costs. In the three months ended March 31, 2018 amounts paid of $23 million related principally to the integration of the Beverage Can Business and start-up costs in Metal Packaging Americas and Glass Packaging North America.

Exceptional restructuring costs paid decreased by $1 million to $4 million in the three months ended March 31, 2019, compared with $5 million in the three months ended March 31, 2018 and principally arose in Metal Packaging Europe and Glass Packaging North America.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Income tax paid

Income tax paid during the three months ended March 31, 2019 was $16 million, which represents a decrease of $9 million, compared with the three-month period ended March 31, 2018. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure

	(in $ millions)
	Three months ended March 31,
	2019	2018
Metal Packaging Europe	61	56
Metal Packaging Americas	33	20
Glass Packaging Europe	46	50
Glass Packaging North America	54	40
Net capital expenditure	194	166

Capital expenditure for the three months ended March 31, 2019 increased by $28 million to $194 million, compared with $166 million for the three months ended March 31, 2018. The increase was primarily attributable to spending on short payback projects across the Group during the period. In Metal Packaging Europe, capital expenditure in the three months ended March 31, 2019 was $61 million, compared with $56 million in the same period in 2018 with the increase mainly attributable to short pay back project spending. In Metal Packaging Americas capital expenditure in the three months ended March 31, 2019 was $33 million, compared with $20 million in the same period in 2018 with the increase primarily attributable to increased capital investment initiatives. In Glass Packaging Europe, capital expenditure was $46 million in the three months ended March 31, 2019, compared with $50 million in the same period in 2018, reflecting the timing of furnace rebuild activity, partly offset by short payback projects spending. In Glass Packaging North America, capital expenditure was $54 million in the three months ended March 31, 2019, compared with $40 million in the same period in 2018, due to the timing of furnace rebuild activity and spend on short payback projects.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of  $540 million were sold under these programs at March 31, 2019 (December 31, 2018: $525 million).

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cautionary Statement Regarding Forward‑Looking Statements

This report includes statements that are, or may be deemed to be, forward‑looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward‑looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward‑looking statements.

Although we believe that the estimates reflected in the forward‑looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward‑looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward‑looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward‑looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward‑looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

Ardagh Group S.A.